Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

AFT CHOICE PLUS

Supplement Dated May 16, 2018 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2018, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> ***The following information only affects you if you currently invest or plan to invest in the subaccount that corresponds to the Voya Index Plus LargeCap Portfolio.***

Effective immediately, the Voya Index Plus LargeCap Portfolio (Class I), which has only been available to plans that were offering the fund prior to April 29, 2011, is now available to all plans as an investment option under the Contracts.

Important Information about Requests for Full Withdrawals

The last paragraph in the **Requests for Full Withdrawals** section of **APPENDIX I - FIXED PLUS ACCOUNT/FIXED PLUS ACCOUN II** in the Contract Prospectus and Contract Prospectus Summary is deleted in its entirety and replaced with the following:

> Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account/Fixed Plus Account II. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account/Fixed Plus Account II installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account/Fixed Plus Account II.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***